Eric Weinheimer Vice-President & Associate General Counsel	Sun Life Financial Inc. 150 King Street West Suite 1400 Toronto, Ontario M5H 1J9 Tel: (416) 979-4825 Fax: (416) 979-3209 Eric.weinheimer@sunlife.com

June 5, 2012

United States Securities and Exchange Commission

450 Fifth Street West, N.W.

Washington D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Dear Mr. Rosenberg

Re:	Sun Life Financial Inc.
Form 40-F for Fiscal Year Ended December 31, 2011
File No. 001-15014

I am writing on behalf of Sun Life Financial Inc. (the “Company”) in reply to your letter addressed to Mr. Thomas A. Bogart, Executive Vice-President, Business Development and General Counsel of the Company, dated May 8, 2012 setting out comments of the staff (the “Staff Comments”) of the Securities and Exchange Commission on the Company’s Form 40-F (our “Form 40-F”) for the year ended December 31, 2011. For convenience, we have included the Staff Comments, in italics, followed by our responses.

While we believe that the Company’s disclosure was appropriate, we will provide additional disclosure in our future periodic reports to address the Staff Comments. We are doing so in the spirit of cooperation with staff, and any change in our future filings should not be taken as an indication that prior disclosures were in any way deficient or inaccurate. The additional disclosure is underlined or identified by a line on the left margin and deletions are identified by a strike through.

In this letter, we refer to the management’s discussion and analysis and the consolidated annual financial statements for the year ended December 31, 2011 that are included in our 2011 Form 40-F as our “2011 MD&A” and our “2011 Annual Financial Statements”, respectively. We refer to the management’s discussion and analysis for the year ended December 31, 2010 that is included in our 2010 Form 40-F as our “2010 MD&A”.

Exhibit 1. Annual Management’s Discussion and Analysis for the year ended December 31, 2011.

Financial Performance

2011 Consolidated Results of Operations

Net Income, page 24

1.    Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the key factors underlying changes in your reported net income (loss) for each period presented in order to provide a balanced discussion of IFRS and non-IFRS measures.

Sun Life Financial Response

While we believe that the disclosure concerning the Company’s net income on page 24 of our 2011 MD&A provided an appropriate description and quantification of the key factors underlying the changes in our results, both on an IFRS and non-IFRS basis, we will expand that disclosure in our future filings to address the Staff Comment. The following is representative of such disclosure, and would replace the discussion of net income on page 24 of our 2011 MD&A.

Net Income

The reported net loss for 2011 was $300 million, compared to reported net income of $1,406 million for the same period one year ago. Reported ROE was negative 2.2% for the year ended December 31, 2011, compared with 10.2% in 2010.

Operating net income for the year ended December 31, 2011 was $104 million, compared to $1,477 million in 2010. Operating ROE was 0.8% in 2011, compared to 10.7% in 2010. ~~The net impact of certain hedges in SLF Canada that do not qualify for hedge accounting, fair value adjustments on share-based paymnt awards at MFS, restructuring and other related costs, as well as goodwill and intangible asset impairment charges, was $(404) million in 2011, compared to $(71) million in the year ended December 31, 2010.~~

The following table sets out the differences between reported net income (loss) and our operating net income (loss). Unless indicated otherwise, all other factors discussed in this MD&A that impact our results are applicable to both reported net income (loss) and operating net income (loss).

($ millions, after-tax)	2011	2010
Reported net income (loss)	(300)	1,406
Certain hedges that do not qualify for hedge accounting in SLF Canada	(3)	10
Fair value adjustments on share-based payment awards at MFS	(80)	(81)
Restructuring and other related costs	(55)	–
Goodwill and intangible asset impairment charges	(266)	–
Operating net income (loss)	104	1,477

Our reported net loss for the year ended December 31, 2011 included goodwill and intangible asset impairment charges of $266 million reflecting the current economic and regulatory environment that has affected the Canadian Individual Insurance & Investments business unit and our decision to discontinue sales of domestic variable annuity and individual insurance products in SLF U.S. Restructuring and other related costs of $55 million were incurred in 2011, primarily as a result of restructuring of our SLF U.S. operations. Fair value adjustments on share-based payment awards at MFS and the impact of certain hedges that do not qualify for hedge accounting in SLF Canada were largely unchanged from the prior year.

~~Operating net income~~Net income for the year ended December 31, 2011 ~~was unfavourably impacted by the~~ also reflected the unfavourable net impact of management actions and changes in assumptions of $840 million, including a $635 million charge to net income in the fourth quarter related to the valuation of our variable annuity and segregated fund insurance contract liabilities (“Hedging in the Liabilities”). Net income in 2011 was ~~Results in 2011 were~~ also unfavourably impacted by declines in equity markets and interest rate levels, which reduced net income by $356 million and $224 million, respectively. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, net realized gains on AFS securities, a net tax benefit from the reorganization of our U.K. operations and increases in the fair value of real estate classified as investment properties.

~~Operating net~~Net income for the year ended December 31, 2010 included $173 million related to improvements in equity markets, the favourable impact of asset liability re-balancing and the favourable impact of the Lincoln U.K. acquisition. Movements in interest rates contributed $34 million to net income in 2010 as interest rate swap movements more than offset the adverse impact of lower interest rates. These favourable impacts were partially offset by increased expense levels from business initiatives in 2010 and $49 million of unfavourable credit impacts.

Revenue, page 25

2.    Your ceded premiums of $5.0 billion in 2011 and $1.4 billion in 2010. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the impact of reinsurance arrangements on your operating results for each period presented, particularly those factors that caused ceded premiums to increase in 2011. Also describe and quantify the underlying factors upon which you based your decision to recognize the $920 million adjustment to reinsurance assets, shown in Note 11.A.liv. Refer to paragraphs 38-39 of IFRS 4.

Sun Life Financial Response – Impact of Reinsurance Arrangements on Operating Results

The $3.6 billion increase in our ceded premiums was primarily related to a single reinsurance agreement that was entered into on December 31, 2010, which covered the insured business in SLF Canada’s Group Benefits operations. Because that agreement was entered into on December 31, 2010, it did not have a material impact on our results for the year ended December 31, 2010. That reinsurance agreement was described in the Company’s 2010 MD&A under the heading “Corporate Developments–Other Developments” (on page 22) and the impact of that agreement on the Company’s regulatory capital was described under the heading “Capital Adequacy” in our 2010 MD&A (on page 71).

We referred to that reinsurance agreement in the annual information form that was included in our 2011 Form 40-F, under the heading “General Development of the Business–Other Developments” (on page 6). We described the impact of that agreement on our results in our 2011 MD&A, where it had a significant effect on the Company’s results, including under the headings “Revenue” (on page 25), “Premiums and Deposits” (on page 26), “Benefits and Expenses” (on page 26), “Fourth Quarter 2011 Performance” (on page 31), “Business Segment Results–SLF Canada–Financial and Business Results” (on page 34) and “Business Segment Results–Corporate–Financial and Business Results” (on page 43). That reinsurance agreement did not have a material impact on the Company’s consolidated net income in 2011, due to a built-in profit sharing mechanism in that agreement and it did not have an impact on the Company’s regulatory capital ratio in 2011.

While we believe that our 2011 MD&A provides appropriate disclosure of the impact of reinsurance arrangements on our results, we will expand that disclosure in our future filings to respond to the Staff Comment. The following is representative of the additional disclosure that would have been included in the discussion of changes in revenue in our 2011 MD&A (on page 25). Please also refer to the proposed additional disclosure concerning our reinsurance arrangements to be included in our future filings in response to Staff Comment 7.

Revenue

Revenues include (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL; and (iii) fee income received for services provided. ASO premium and deposit equivalents, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairment or default, the asset cash flows used in the valuation of the liabilities are also re-assessed. Additional information on our accounting policies is provided in this MD&A under the heading Critical Accounting Policies and Estimates.

Revenue
	IFRS	IFRS	CGAAP
($ millions)	2011	2010	2009
Premiums
Gross
Life insurance	6,150	7,255	n/a
Health insurance	4,899	4,704	n/a
Annuities	3,276	3,228	n/a
	14,325	15,187	n/a
Ceded
Life insurance	(1,777)	(1,094)	n/a
Health insurance	(3,228)	(319)	n/a
Annuities	(6)	(4)	n/a
	(5,011)	(1,417)	n/a
Net premiums	9,314	13,770	15,510

Net investment income (loss)
Interest and other investment income	5,055	5,065	n/a
Change in FVTPL assets and liabilities	4,657	2,778	n/a
Net gains (losses) on AFS assets	202	84	n/a
	9,914	7,927	9,392
Fee income	3,353	3,104	2,670
Total revenue	22,581	24,801	27,572
Net impact of currency, reinsurance and changes in the fair value of FVTPL assets and derivative instruments	(119)	(2,744)	n/a
Adjusted revenue(1)	22,462	22,057	n/a

(1)  Adjusted revenue is a non-IFRS financial measure that excludes the impact of currency, reinsurance for the insured business in SLF Canada’s Group Benefit Operations, the life reinsurance business that was sold in the fourth quarter of 2010, and changes in the fair value of FVTPL assets and derivative instruments. For additional information, see Use of Non-IFRS Financial Measures.

Revenue of $22.6 billion in 2011 was down $2.2 billion from revenue of $24.8 billion in 2010. The strengthening of the Canadian dollar relative to average exchange rates for the 12 months of 2010 decreased revenue by $471 million. Adjusted revenue in 2011 was $22.5 billion, an increase of $0.4 billion from 2010. The increase in adjusted revenue was primarily attributable to higher fee income from increased net average asset levels at MFS and higher net investment income.

~~Net life, health and annuity premiums were $9.3 billion in 2011, compared to $13.8 billion in 2010. The decrease in net premiums was primarily due to a decrease of $3.4 billion associated with the reinsurance of the insured business in SLF Canada’s Group Benefits operations (the impact of which was offset in recovered claims and benefits) and $498 million as a result of the sale of our reinsurance business in the fourth quarter of 2010.~~

Gross premiums were $14.3 billion in 2011, compared to $15.2 billion in 2010. The decrease of $0.9 billion in gross premiums was primarily related to lower life insurance premiums as a result of the sale of our life reinsurance business that was sold in the fourth quarter of 2010, and lower life insurance premiums in SLF U.S.

Ceded premiums for the year ended December 31, 2011 were $5.0 billion, compared to $1.4 billion in 2010. The increase of $3.6 billion was primarily attributable to the reinsurance of the insured business in SLF Canada’s Group Benefits operations, which became effective on December 31, 2010. The impact of the ceded premiums in 2011 was largely offset in recovered claims and benefits that were recorded as reinsurance recoveries in our Consolidated Statement of Operations. In 2011, we renegotiated certain reinsurance agreements in Hong Kong that resulted in gains recognized in net income of $46 million.

Net investment income for the year ended December 31, 2011 was $9.9 billion, up $2.0 billion from $7.9 billion in 2010. The increase in net investment income was largely due to an increase in the fair value of FVTPL assets and liabilities.

Fee income was $3.4 billion in 2011, compared to $3.1 billion in 2010. The increase was driven primarily by higher fee income at MFS from increased net average asset levels and higher fee income in SLF U.S.

Sun Life Financial Response – Changes in Reinsurance Assets

The $920 million reduction in reinsurance assets that is reported in the line item for “Changes in assumptions or methodology” in the table in Note 11.A.iv to our 2011 Annual Financial Statements is primarily a result of a one-time change to our underlying mortality assumptions, that was required by a change to Canadian actuarial standards of practice that took effect in 20111. Before 2011, under Canadian actuarial standards, the Company was not required to include future mortality improvements in the mortality assumptions used to determine its net insurance contract liabilities and the corresponding gross insurance contract liabilities and reinsurance assets. Starting in 2011, Canadian actuarial standards required that future mortality improvement must be included in those mortality assumptions. Though the required change to actuarial standards of practice had an impact on the measurement of both the Company’s reinsurance assets and insurance contract liabilities, there was no impact on our underlying risk or exposure. The net impact of the one-time change to our underlying mortality assumptions was approximately $130 million, which is the majority of the amount disclosed in the line item for “Mortality / Morbidity” in the table in Note 11.A.v of our Annual Financial Statements (on page 137).

In order to address the Staff Comment, in future filings we will describe the factors that result in material changes to our reinsurance assets as a result of changes in assumptions or methodology. For example, we would have added the following footnote in the table in Note 11.A.iv to our 2011 Annual Financial Statements (on page 137) in the line item for “Changes in assumptions or methodology” in the column for “Reinsurance assets”, beside “(920)”.

The change in our reinsurance assets was primarily due to updates to reflect new industry guidance from the CIA related to mortality improvement. See Note 11.A.v.

[1]	Subsection 2350 of the Standards of Practice issued by the Canadian Actuarial Standards Board, effective October 15, 2011.

Investments

Impaired Assets, page 49

3.    On page 136, you describe an asset default provision, included in your insurance reserves to cover possible future asset defaults over the lifetime of your insurance contract liabilities. Please provide us proposed disclosure to be included in future periodic filings that explains the underlying factors upon which you based your decision to increase this provision from $2,860 million at December, 2010 to $3,376 million at December 31, 2011. Also, you state that this provision is released into income when an asset is written off or disposed of. For example, as disclosed on page 46, your previously-established actuarial reserves mitigated substantially all of the 2011 changes in asset quality for your asset-backed securities. Quantify the amount of this release by type of investment for each period presented and the extent to which it offset asset write-offs for losses on disposal.

Sun Life Financial Response

As disclosed in our 2011 MD&A under the heading “Impaired Assets” (on page 49), the main factors upon which we based our decision to increase our asset default provision from December 31, 2010 to December 31, 2011 were primarily “the impact of lower interest rates, changes in the level of insurance contract liabilities and the weakening of the Canadian dollar against foreign currencies”.

In response to the Staff Comment, in future filings, we will provide increased quantification of the components of changes in our asset default provision in each period presented. As noted in the Staff Comment, an asset default provision is included in our insurance contract liabilities to cover possible future asset defaults over the lifetime of our insurance contract liabilities. In future filings, we will disclose the amount of our asset default provision relating to existing assets on our Consolidated Statements of Financial Position at the reporting date. We will not include the provision held for projected future asset purchases, as it is not related to existing assets which are reported on our Consolidated Statements of Financial Position.

In our proposed disclosure, we will include a table that sets out the changes in our asset default provision on existing assets from period to period. We believe that this revised disclosure will be more meaningful and will provide a stronger link between our MD&A commentary and the assets on our Consolidated Statements of Financial Position. We are in the process of developing the appropriate reporting processes and controls to provide this revised disclosure. We will not be able to finalize our proposed disclosure until we have completed that work. As such, the draft disclosure provided below is representative of our revised disclosure that we propose to include in the Company’s Form 40-F for the year ended December 31, 2012.

In our future filings, the following would replace the description of our asset default provision (i) that was included in our 2011 MD&A under the heading “Critical Accounting Policies and Estimates–Asset Default” (on page 70) and (ii) that was included in Note 11.A.ii to our 2011 Annual Financial Statements under the heading “Investment Returns–Asset Default” (on page 136).

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield depending on the creditworthiness of the asset. The underlying asset default assumptions are derived from long-term studies of industry experience and the Company’s experience.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the balance sheet. The asset default provision is reassessed each reporting period in light of impairments and other events that occurred during the period.

In our future filings, the disclosure that was included in our 2011 MD&A under the heading “Impaired Assets” (on page 49) would be revised as follows.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 48% of our 2011 invested assets, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, stocks and other invested assets if their amortized cost is greater than their fair value, resulting in an unrealized loss recognized in other comprehensive income. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced unusually strong negative market performance. The fair value of such financial assets represented $2.9 billion and the associated unrealized losses amounted to $0.2 billion as at December 31, 2011. Our gross unrealized losses as at December 31, 2011, for FVTPL and AFS debt securities were $1.0 billion and $0.1 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. The decrease in gross unrealized losses was largely due to a decrease in interest rates, partially offset by a widening of credit spreads, which had a positive impact on the fair value of debt securities.

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $386 million as at December 31, 2011, $31 million higher than the December 31, 2010, level for these assets.

~~We have provided $3,376 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at December 31, 2011, which increased from our December 31, 2010 level of $2,860 million, primarily as a result of the impact of lower interest rates, changes in the level of insurance contract liabilities and the weakening of the Canadian dollar against foreign currencies. To the extent that an asset is written off, or disposed of, any amounts set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $3,376 million for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.~~

~~Additional information concerning impaired assets can be found in Note 6 to our 2011 Consolidated Financial Statements.~~

Asset Default Provision

We make provisions for future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield depending on the creditworthiness of the asset. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision included $[•] million for losses related to possible future credit events for invested assets currently held by the Company, which represents [•]% of the fixed income investments reported on our Consolidated Statement of Financial Position for the year ended December 31, 2011.

The following table sets out the changes in our asset default provision for existing fixed income investments in 2011 and 2010.

Asset Default Provision for Existing Fixed Income Investments

($ millions)	2011	2010
Opening balance, January 1	[—]	[—]
Purchases, dispositions and net asset movement (1)	[—]	[—]
Changes in assumptions and methodologies	[—]	[—]
Changes in ratings	[—]	[—]
Release of provisions	[—]	[—]
Currency	[—]	[—]
Closing balance, December 31	[—]	[—]

(1) Net asset movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.

Risk Management

Market Risk

Interest Rate Risk, page 55

4.    You state that your primary exposure to interest rate risk arises from certain general account products and variable annuity and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. You also state here and in Note 6.c.ii of the notes to the consolidated financial statements that you have implemented hedging programs to mitigate a portion of this market risk exposure. Please provide us proposed disclosure to be included in future periodic filings that quantifies those investment guarantees and related hedging strategies not already disclosed on pages 57-58.

Sun Life Financial Response

Our 2011 MD&A discloses the aggregate interest rate and equity market sensitivities related to our general account products and variable annuity and segregated fund products in the table entitled “Interest rate and equity market sensitivities” in our 2011 MD&A (on page 56). Our 2011 MD&A provides additional disclosure concerning market risks and the hedging programs related to our variable annuity and segregated fund products (on page 57). In future filings, we will provide additional disclosure concerning the market risk and our hedging programs related to our general account products. Attached as Appendix “A” is disclosure that is representative of such disclosure and which would be inserted in our 2011 MD&A directly above the heading “Variable annuity and segregated fund guarantees” (on page 57).

Exhibit 2: Consolidated Financial Statements for year ended December 31, 2011

Notes to the Consolidated Financial Statements

6. Financial Instrument Risk Management

6.A.vi Impairment of Assets, page 124

5.    The asset default provision, included in your insurance reserves, is “an amount determined on a pre-tax basis for possible future asset defaults and loss of asset value on current assets and future purchases” to be made over the lifetime of our insurance contract liabilities. Please explain to us how this asset default provision complies with impairment recognition guidance in IAS 39 and the methods and key assumptions used in its computation. Also, quantify how much of this $3,376 million provision related to current assets and how much related to future asset purchases.

Sun Life Financial Response

The asset default provision that is included in our insurance contract liabilities is not within the scope of the IAS 39 Financial Instruments: Recognition and Measurement, as paragraph 2(e) of IAS 392 specifically excludes insurance contract liabilities as defined in IFRS 4 Insurance Contracts. Therefore, the impairment recognition guidance under IAS 39, which only applies to financial assets, is not applicable in determining our asset default provision. Our asset default provision is determined in accordance with CALM3 to satisfy the requirements of IFRS 4.

The methods and key assumptions used in computing our asset default provision are discussed and our proposed additional disclosure is included in our response to Staff Comment 3.

Due to the integrated nature of CALM, the components of that provision related to current assets and, separately, to future asset purchases, are not currently available. However, as noted in our response to Staff Comment 3, we will enhance the disclosure concerning our asset default provision in future filings.

6.    In 2011, you recognized $34 million of impairment on AFS assets and $59 million of impairment on mortgages and loans, FVTPL arising from impairments and a $516 million increase in the asset default provision, as described on pages 50 and 136. In addition, you state that the asset default provision excludes losses that can be passed through to participating policyholders and losses for equity securities and real estate assets. Please provide us proposed disclosure to be included in future periodic filings that explains how collectively your assets impairment provisions, FVTPL arising from impairments and the asset default provision related to your credit risk at December 31, 2011. Refer to guidance in IFRS 7, particularly paragraphs 20 and 37.

Sun Life Financial Response

In response to the Staff Comment, we will include the following additional disclosure in our future filings, as indicated in our response to Staff Comment 3.

Our asset default provision included $[•] million for losses related to possible future credit events for invested assets currently held by the Company, which represents [•]% of the fixed income investments reported on our Consolidated Statement of Financial Position for the year ended December 31, 2011.

[2]

IAS 39 paragraph 2(e) states that “This Standard shall be applied by all entities to all types of financial instruments except rights and obligations arising under (i) an insurance contract as defined in IFRS 4 Insurance Contracts, other than an issuer's rights and obligations arising under an insurance contract that meets the definition of a financial guarantee contract in paragraph 9, or (ii) a contract that is within the scope of IFRS 4 because it contains a discretionary participation feature.”

[3]	The Canadian Asset Liability Method that is used to determine insurance contract liabilities as prescribed by the Canadian Institute of Actuaries.

Staff Comment 6 refers to guidance in IFRS 7 Financial Instruments: Disclosures. However, IFRS 7 is not applicable to the asset default provision that is included in our insurance contract liabilities, as defined in IFRS 4 Insurance Contracts, as paragraph 3(d) of IFRS 7 specifically excludes insurance contract liabilities, as defined in IFRS 4.

We believe that we have met the requirements of paragraphs 20 and 37 in IFRS 7. Specifically, IFRS 7 paragraph 20 requires disclosure of the amount of any impairment loss for each class of financial asset. We disclosed our impairment loss for AFS assets and our impairment loss on mortgages and loans in 2011 in the line for “Provision for losses” in the table entitled “Changes in Allowance for Losses” in Note 6.A.vi to our 2011 Annual Financial Statements (on page 126). IAS 39 does not require that impairment recognition be applied to FVTPL assets and therefore impairment loss disclosure under IFRS 7 is not applicable.

In addition, IFRS 7 paragraph 37 requires the disclosure of “an analysis of the age of financial assets that are past due as at the end of the reporting period but not impaired; and an analysis of financial assets that are individually determined to be impaired as at the end of the reporting period, including the factors the entity considered in determining that they are impaired.” We have provided the analysis of the age of our mortgages and loans that are past due but not impaired in Note 6 to our 2011 Annual Financial Statements (on page 126). As AFS assets are carried at fair value and any related impairment loss is reclassified from OCI to income, the settlement of AFS assets upon sale or maturity would be based on fair value (i.e., there is no further income statement impact) unless any further impairment event occurs. In addition, we have described factors that we considered in determining impairment by each type of financial asset in Note 6.A.vi to our 2011 Annual Financial Statements.

7. Insurance Risk Management

7. A.vi Reinsurance Market Risk, page 131

7.    Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies your objectives, policies and process for managing insurance risk using reinsurance, such as maximum retention limits and concentrations of insurance risk, and the major changes to these arrangements for each period presented. Also, disclose the amount of your insurance risk before and after risk mitigation by reinsurance and whether the sensitivity analyses disclosed on page 130 are before or after this risk mitigation. Refer to paragraphs 38-39 of IFRS 4.

Sun Life Financial Response

We believe that our 2011 MD&A and 2011 Annual Financial Statements provide appropriate disclosure concerning the Company’s reinsurance arrangements. However, in response to the Staff Comment, we will include additional disclosure in future filings concerning the Company’s reinsurance arrangements and we confirm that there were no major changes in our reinsurance arrangements in 2011 or 2010, except for the reinsurance agreement that was entered into on December 31, 2010 which covers all of the insurance business of SLF Canada’s Group Benefits operations, as described in our 2010 MD&A and 2011 MD&A, and the changes in our retention limits, which are described in our 2010 MD&A under the heading “Insurance Risk Management Governance and Control” (on page 65).

As noted in our response to Staff Comment 2, the impact of reinsurance on the Company’s results of operations in 2011 is described in our 2011 MD&A and our reinsurance arrangements and their impact on the Company are discussed in our 2011 Annual Financial Statements in Note 1 “Significant Accounting Policies” under the heading “Reinsurance Assets” (on page 89), in Note 7.A. “Insurance Risk” (on page 129), in Note 7.A.vi “Reinsurance Market Risk” (on page 131) and in Note 12 “Reinsurance” (on page 141). In future filings we will disclose that our sensitivity analyses that is disclosed in note 7.A “Insurance Risk” in our 2011 Annual Financial Statements (on page 129) are net of reinsurance.

Appendix “B” shows the additional disclosure that we would have included in the Notes to our 2011 Annual Financial Statements. We will also make corresponding changes in our MD&A under the heading “Insurance Risk Management Governance and Control” (on page 59).

11. Insurance Contract Liabilities and Investment Contract Liabilities, page 135

8.    Please provide us proposed disclosure to be included in future periodic filings that quantifies the key assumptions used to determine your insurance contract liabilities and reinsurance assets at each valuation date. Refer to paragraph 37, of IFRS 4.

Sun Life Financial Response

Paragraph 37(c) of IFRS 4 requires that an insurer (i) disclose the process used to determine the assumptions that have the greatest effect on the measurement of insurance contract liabilities and reinsurance assets and (ii) provide quantified disclosure of those assumptions when practicable.

The processes that we used to determine the assumptions that had the greatest effect on the measurement of our insurance contract liabilities and on our reinsurance assets are described in Note 11.A.ii to our 2011 Annual Financial Statements (on page 135) and in the section entitled “Critical Accounting Policies and Estimates” in our 2011 MD&A (on page 69). We have also provided information about the sensitivity of our net insurance contract liabilities to changes in those assumptions in Note 7.A to our 2011 Annual Financial Statements (on page 129) and in the section entitled “Critical Accounting Policies and Estimates” in our 2011 MD&A (on page 69). We have not provided quantified disclosure of those assumptions because it is not practicable to do so and we have relied on the implementation guidance in paragraph IG 31 in IFRS 4, which states that “For other assumptions, such as mortality tables, it may not be practicable to disclose quantified assumptions because there are too many, in which case it is more important to describe the process used to generate assumptions.”

Assumptions are chosen based on a complex set of policy characteristics (e.g., age, duration, gender, size) on a wide variety of products (e.g., universal life, term insurance, annuities) sold in many different countries.

In formulating our disclosure on assumptions, we have been guided by International Actuarial Note 12 of the International Actuarial Association entitled “Disclosure of Information about Insurance Contracts under International Financial Reporting Standards”. In general, our objective is to strike a balance between providing relevant information while avoiding excessive detail.

We have noted in the section Note 1.A “Significant Accounting Policies” under “Reinsurance Assets” (on page 89) that the Company’s reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts. The description of the process included in our 2011 MD&A (on page 69) indicates that the process applies to insurance contract liabilities and reinsurance assets. We will include the following paragraph above the table in Note 12.A “Reinsurance Assets”.

Reinsurance assets are measured using the amounts and assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract.

9.    The key assumptions in your insurance contract liabilities include additional provisions to provide for possible adverse deviations from your best estimates. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies these provisions, as reflected in your reserve assumptions at December 31, 2011 and 2010. Describe the factors underlying changes in these provisions for each period presented. Also, you state that with reductions in risk, excess provisions for adverse deviation are released into income. Quantify the amount of these releases for each period presented. Refer to paragraph 37 of IFRS 4.

Sun Life Financial Response

We believe that our disclosure complies with the requirements of paragraph 37 of IFRS 4. Provisions for adverse deviations are an integral component of insurance contract liabilities that derive from the use of assumptions that include margins for adverse deviations. These margins for adverse deviations are a component of the underlying assumptions made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors. As noted above (in response to Staff Comment 8), it would not be practicable for the Company to provide quantified disclosure of the assumptions used in the measurement of insurance contract liabilities. Paragraph 37(c) of IFRS 4 requires disclosure of the processes used to determine assumptions and paragraph 37(d) requires disclosure of the impact of changes in assumptions. These disclosures are provided in Note 11.A to our 2011 Annual Financial Statements (on page 135).

In response to the Staff Comment, we will provide additional disclosure in future filings to further describe the process used to determine the assumptions for our insurance contract liabilities, including margins for adverse deviations. The following is representative of such additional disclosure that would have been included in Note 11.A to our 2011 Annual Financial Statements under the heading “General” (on page 135). In our future filings we will also provide corresponding disclosure in our MD&A under the heading “Benefits to Policyholders” in the section entitled “Critical Accounting Policies and Estimates” (on page 69).

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

~~In calculating liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products.~~

~~We use best estimate assumptions for expected future experience. Most assumptions relate to events that are anticipated to occur many years in the future and require regular review and revision where appropriate. Additional provisions are included in our insurance contract liabilities to provide for possible adverse deviations from the best estimates. If an assumption is more susceptible to change or if there is more uncertainty about an underlying best estimate assumption, a correspondingly larger provision is included in our insurance contract liabilities.~~

~~In determining these provisions, we ensure:~~

•	~~When taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and~~

•	~~In total, the cumulative effect of all provisions is reasonable with respect to the total insurance contract liabilities.~~

~~In recognition of the long-term nature of insurance contract liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent. With the passage of time and resulting reduction in estimation risk, excess provisions are released into income.~~

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future and require regular review and revision where appropriate.

We use best estimate assumptions for expected future experience, and add margins for adverse deviations to provide for the uncertainty in the choice of best estimate assumptions. The portion of our insurance contract liabilities related to the application of margins for adverse deviations to assumptions is called the provision for adverse deviations.

The appropriate level of margin for an assumption is guided by Canadian actuarial standards of practice. The standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and we choose from within that range based on a number of considerations related to the uncertainty in the choice of best estimate assumption. Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates and choosing a liability based on a range of possible outcomes. In choosing margins, we ensure:

•	when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and

•	in aggregate, the cumulative impact of the provisions for adverse deviations is reasonable with respect to the total amount of our insurance contract liabilities.

The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made when appropriate.

10.    Your insurance contract liabilities included an asset default provision, which increased from $2,860 million at December 31, 2010 to $3,376 million at December 31, 2011, to cover possible future asset defaults over the lifetime of your insurance contract liabilities. Also you recognized a $920 million adjustment to reinsurance assets, shown in Note 11.A.iv. Please provide us proposed disclosure to be included in future periodic filings that explains where these apparent changes in your reserve assumptions appear in Note 11.A.v. Refer to paragraph 31, of IFRS 4.

Sun Life Financial Response

The proposed disclosures that would explain the $920 million adjustment to our reinsurance assets is included in our response to Staff Comment 2.

The proposed disclosures that would be included in our periodic filings to explain the increase in our asset default provision in 2011 is included in our response to Staff Comment 3.

*********

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses in this letter, please contact the writer at (416) 979-4825.

Yours very truly,

/s/ “Eric Weinheimer”

Eric Weinheimer

Vice-President and

Associate General Counsel

ERW:dj

cc:	Thomas Bogart, Executive Vice-President,

Corporate Development and General Counsel

Colm Freyne, Executive Vice-President

& Chief Financial Officer

Neil Harrison, Deloitte & Touche LLP

Appendix “A”

Market Risk Management Strategies

Market risk is managed at all stages during the product lifecycle including appropriate product design and development, ongoing review and positioning of the company’s suite of products, and ongoing asset-liability management and hedge rebalancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk tolerances. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in market levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business group level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and/or hedging strategy is developed and implemented to optimize return within our risk appetite and tolerances.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2011.

Asset Liability Management Applications for Derivative Usage

Products/Application	Uses of Derivative	Derivative Used
General asset-liability management – interest rate risk exposure in relation to most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and swaptions
Guarantees on insurance and annuity contracts—minimum interest rate guarantees, guaranteed surrender values, guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Variable annuities, segregated funds and run-off reinsurance	To manage the exposure to product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, government debt securities, interest rates and foreign exchange, and interest rate swaps
Fixed indexed annuities	To manage the exposure to product guarantees related to equity market performance	Futures and call options on equity indices, interest rate swaps and futures on government debt securities
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

General account insurance and annuity products

Approximately 60% to 70% of our sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. A major source of market risk exposure for individual insurance products is the reinvestment risk related to future premiums and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk tolerance for interest rate and equity risk. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer [tenor] cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity and fixed index annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite for interest rate risk and equity risk. Exposures are monitored frequently, and are rebalanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholder to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

The following tables set out our interest rate sensitivities by type of product

Net income sensitivity to changes in interest rates
Net Income Sensitivity to changes in Interest Rates December 31, 2011	50 basis point increase	50 basis point decrease	100 basis point increase	100 basis point decrease
Individual Insurance	[—]	[—]	[—]	[—]
Variable Annuities and Segregated Fund Guarantees	[—]	[—]	[—]	[—]
Fixed Annuity and Other	[—]	[—]	[—]	[—]
Total	[—]	[—]	[—]	[—]

Net Income Sensitivity to changes in Interest Rates December 31, 2010	50 basis point increase	50 basis point decrease	100 basis point increase	100 basis point decrease
Individual Insurance	[—]	[—]	[—]	[—]
Variable Annuities and Segregated Fund Guarantees	[—]	[—]	[—]	[—]
Fixed Annuity and Other	[—]	[—]	[—]	[—]
Total	[—]	[—]	[—]	[—]

Appendix “B”

7.	Insurance Risk Management

7.A	Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour, and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of enterprise wide controls addressing a wide range of insurance risk factors, as follows:

•	Enterprise-wide risk appetite and tolerance limits have been established for mortality, morbidity and longevity risk
•	These risk exposures are compared to pre-established risk tolerance limits and reported to the Risk Review Committee of the Board on a regular basis
•	Enterprise wide insurance underwriting and claims, product development and pricing, and reinsurance risk management policies
•

Our global underwriting manual is utilized to align underwriting practices with our corporate risk management standards as well as ensure a consistent approach in insurance underwriting. Policies and procedures, including criteria for approval of risks and for claims adjudication are established for each business unit.

•	Product development and pricing policies require detailed risk assessment and provision for material insurance risks
•	Insurance contract liability provisions are established in accordance with standards set forth by the CIA
•	Target capital levels established that exceed regulatory minimums
•	Board approved maximum retention limits (amounts issued in excess of these limits are reinsured)
•	Various limits, restrictions and fee structures may be introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection
•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels etc.
•	Experience studies (both Company specific and industry level) and Source of Earnings analysis are periodically monitored and factored into ongoing valuation, renewal and new business pricing processes
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors
•

We have established a reinsurance ceded policy to set acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through annual reporting to the Risk Review Committee of the Board of Directors.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Underwriting and Claims Liability Management Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 million in Canada and is US$25 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 million in Canada and is US$30 million outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business units, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian group benefits business.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders. The components of insurance risk are discussed below. The sensitivities provided below reflect the impact of any applicable ceded reinsurance arrangements.

7.A.i	Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability.

Product Design and Pricing Governance and Control

An annual compliance assessment is performed by all business segments to confirm compliance with the enterprise wide product design and pricing policy which is approved by the Risk Review Committee of the Board of Directors and related operating guidelines. Pricing models, methods and assumptions are subject to periodic internal peer reviews. New products are subject to a risk assessment process to identify key risks and must be approved by multi-disciplinary committees. Product development, design and pricing processes have been implemented throughout the Company.

Experience studies and sources of earnings analysis are used to monitor actual experience against those assumed in pricing and valuation.

On experience rated products, participating and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

Limits and restrictions may be introduced into the design of the product to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

7.A.ii	Policyholder Behaviour Risk

Risk Description

We can incur losses due to adverse policyholder behaviour relative to that assumed in the liabilities with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions
•	Limits on the amount that policyholders can surrender or borrow
•	Restrictions on the timing of policyholders’ ability to exercise certain options
•	Restrictions on both the types of funds customers can select and the frequency with which they can change funds
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts

For individual life insurance products where fewer terminations would be financially adverse to us, net income and equity would be decreased by about $270 ($225 in 2010) if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to us, net income and equity would be decreased by about $65 ($80 in 2010) if the termination rate assumption were increased by 10%. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

7.A.iii	Mortality and Morbidity Risk

Risk Description

Mortality and morbidity risk is the risk that future experience could be worse than assumed. Mortality and morbidity risk can arise in the normal course of business through the random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design or underwriting process failure or the development of investor owned and secondary markets for life insurance policies.

During economic slowdowns, the risk of adverse morbidity experience increases, especially with respect to disability coverages. This introduces the potential for adverse financial volatility in disability results.

For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income and equity by about $15 ($40 in 2010). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

For products where morbidity is a significant assumption, a 5% adverse change in that assumption would reduce net income and equity by about $120 ($110 in 2010). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

We do not have a high degree of concentration risk to single individuals or groups due to our well diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America.

Mortality and Morbidity Risk Management Governance and Control

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design and rating techniques.

Underwriting and claims risk policies approved by the Risk Review Committee of the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

7.A.iv	Longevity Risk

Risk Description

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from uncertain ongoing changes in rates of mortality improvement. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to significant medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits are based upon the likelihood of survival (for example, annuities, pensions, pure endowments and specific types of health contracts).

Longevity Risk Management Governance and Control

To improve management of longevity risk, we are active in studying research in the field of mortality improvement from various countries. Stress testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

For annuities products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease net income and equity by about $100 ($85 in 2010). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

7.A.v	Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than assumed. This risk can arise from general economic conditions, unexpected increases in inflation, or reduction in productivity leading to increase in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs on to the customer and will manifest itself in the form of a liability increase or a reduction in expected future profits.

The sensitivity of liabilities for insurance contracts to a 5% increase in unit expenses would result in a decrease in net income and equity of about $160 ($140 in 2010). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

7.A.vi	Reinsurance ~~Market~~ Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance market risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity or an increase in the cost of reinsurance) or insolvency of a reinsurer.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing coverage with non-guaranteed premiums, may adversely impact the availability or cost of maintaining existing or securing new requisite reinsurance capacity, with adverse impacts on our profitability and financial position.

Reinsurance Markets Risk Management Governance and Control

We have a reinsurance ceded policy approved by the Risk Review Committee of the Board of Directors to set acceptance criteria and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. The policy also determines which reinsurance companies qualify as suitable business partners and requires that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer is losing its legal ability to carry on business through insolvency or regulatory action. New sales of our products can also be discontinued or changed to reflect developments in the reinsurance markets. In force reinsurance treaties are typically guaranteed for the life of the ceded policy, however, some reinsurance rates may be adjustable. There is generally more than one reinsurer supporting a reinsurance pool and to diversify risks. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Review Committee.